Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following talking points and FAQ were sent to leaders of The Dow Chemical Company on June 10, 2016.

Talking Points

•	Dow and DuPont have jointly announced that the S-4 registration statement of DowDuPont related to the proposed merger of equals was declared effective by the SEC on June 9, 2016.

•	The companies also announced that they have both scheduled special meetings of stockholders on July 20, 2016.

•	Dow and DuPont stockholders of record as of the close of business on June 2, 2016 are entitled to vote at the Dow and/or DuPont special meetings.

•	This announcement marks another milestone towards the closing of the transaction.

•	Unlike typical Dow stockholder votes, such as those for the Annual Meeting of Stockholders, failure to vote shares at the special meeting will effectively count as a vote AGAINST the merger agreement proposal due to the voting standard used for a merger approval.

•	The companies continue to expect to complete the transaction in the second half of 2016, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and stockholders approving the transaction.

Frequently Asked Questions

Why am I receiving proxy materials for Dow’s Special Meeting?

•	You received proxy materials because the Board of Directors is soliciting your proxy to vote your shares at the Dow Special Meeting of Stockholders. By giving your proxy, you authorize persons selected by the Board to vote your shares at the Special Meeting in the way that you instruct. All shares represented by valid proxies received before the Special Meeting will be voted in accordance with the stockholder’s specific voting instructions.

What is the proposed transaction on which I am being asked to vote?

•	Dow and DuPont stockholders are asked to vote on several proposals including adoption of the merger agreement.

•	Dow and DuPont will be combined through a “merger of equals” transaction.

•	As a result of the merger, DowDuPont will become the parent of Dow, DuPont and their respective subsidiaries.

•	Dow and DuPont shares will be exchanged for DowDuPont shares at the close of the merger transaction as described in the joint proxy statement.

•	Following the merger transaction, the Dow and DuPont common stock will be delisted from the New York Stock Exchange (NYSE) and DowDuPont will trade on the NYSE under the stock symbol “DWDP”.

What are the proposals that will be considered during the Dow Special Meeting and what if I don’t cast a vote?

•	Proposal 1: Adoption of the merger agreement

•	Failure by a stockholder to vote is counted as a vote “Against” the proposal as the affirmative vote of holders of a majority of outstanding shares of Dow common stock entitled to vote on the proposal is required to approve the proposal.

•	Proposal 2: Adjournment of the Dow Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement proposal

•	Failure to vote has no effect on the proposal assuming a quorum is present. This proposal requires the affirmative vote of a majority of votes cast.

•	Proposal 3: A non-binding, advisory proposal to approve the compensation that may become payable to named executive officers of Dow in connection with the transaction

•	Failure to vote has no effect on the proposal assuming a quorum is present. This proposal requires the affirmative vote of a majority of votes cast.

•	For Dow, a quorum exists when at least 50% of the issued and outstanding shares of common stock are represented in person or by proxy.

What is the recommendation of the Dow Board for each of the three proposals?

•	The Dow Board of Directors unanimously recommends that Dow stockholders vote “FOR” each of the Dow proposals.

Who is entitled to vote at the Dow Special Meeting?

•	Common stockholders of record of Dow as of the close of business on the June 2, 2016.

•	With respect to the Dow proposals, you are entitled to cast one vote for each share of common stock that you owned as of the close of business on the record date.

What happens if I transfer my shares of Dow common stock before the special meeting?

•	If you transfer your Dow common stock after the record date, you can still vote but you must hold shares of Dow common stock through the closing of the merger transaction to receive DowDuPont shares upon the closing of the merger transaction.

How can a Dow stockholder vote on the proposals?

•	A Dow stockholder may vote in advance by:

•	Accessing the internet website specified on your proxy card;

•	Calling the toll-free number specified on your proxy card; or

•	Marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

•	If your shares are held in street name, through a broker, bank, trustee or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.

Are votes confidential? Who counts the votes?

•	Yes. Proxies and ballots of all stockholders are kept confidential from Dow’s management and Board unless disclosure is required by law and in other limited circumstances. We also retain an independent tabulator to receive and tabulate the proxies and an independent inspector of election to certify the results.

When and where will the Dow stockholder vote take place?

•	The Dow Special Meeting of stockholders will be held on Wednesday, July 20, 2016 at 10:00 am, at the Employee Development Center, Dow Corporate Center, Midland, Michigan 48674.

•	Dow stockholders wishing to attend in person will need a ticket of admission or proof of stock ownership to attend the Dow Special Meeting. A ticket is included with your proxy materials. Stockholders holding stock in “street name” should bring their ticket of admission. Street name holders without tickets of admission will need proof of record date ownership for admission to the Dow Special Meeting, such as a letter from the bank or broker. A government issued photo identification also will be required.

What is a broker “non-vote”?

•	Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares held of record by banks, brokerage firms or other nominees for which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.

•	“Non-routine” matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported.

•	A “broker non-vote” occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions.

•	Because none of the proposals to be voted on at either the Dow Special Meeting are routine matters for which brokers may have discretionary authority to vote, Dow does not expect there to be any broker non-votes at the Dow Special Meeting.

Why are Dow stockholders being asked to approve compensation that may be paid or become payable to Dow named executive officers in connection with the completion of the merger?

•	Section 14A of the Exchange Act requires an advisory vote with respect to certain compensation that may be paid or become payable to named executive officers in connection with certain transactions such as a merger.

•	This item is a separate proposal to be voted on.

•	The vote on compensation is advisory in nature and will not be binding on Dow or DowDuPont.

What if I hold shares in both Dow and DuPont?

•	Please separately submit a proxy vote for each of your Dow and DuPont shares.

Where can I find the voting results of the Special Meetings?

•	The preliminary results will be announced at the respective Special Meetings.

•	Within four business days following the certification of the final voting results, both Dow and DuPont each intend to file the final voting results of its Special Meeting with the SEC via a Form 8-K.

When will the merger transaction close?

•	The transaction is expected to close in the second half of 2016, subject to customary closing conditions, including receipt of stockholder and regulatory approvals.

•	Closing will occur as soon as possible after all closing conditions, including, but not limited to, receipt of stockholder and regulatory approvals, have been fulfilled, received or waived.

Where can Dow stockholders obtain additional information about the merger?

•	Stockholders can consult Dow’s website: www.dow.com.

•	The transaction website www.DowDuPontUnlockingValue.com is a great resource.

•	Stockholders can contact Dow directly via the address and phone information under the heading “Additional information” in the joint proxy statement/prospectus.

•	Please refer to the deadline to request any documents in advance of the Special Meeting under the heading “Additional information” in the joint proxy statement/prospectus.

How do I get copies of the proxy materials?

•	Dow’s proxy statement is posted on the Company’s website at www.dow.com/investors/reports or https://materials.proxyvote.com/260543. Stockholders may receive printed copies without charge by contacting the Company’s Investor Relations Office at 800-422-8193 or 989-636-1463, or 2030 Dow Center, Midland, Michigan 48674.

Who can help answer my questions about the proxy and Dow Special Meeting proposals?

•	Dow stockholders who have questions about the proxy statement, the matters to be voted on at the Dow Special Meeting, or who need assistance submitting their proxy or voting shares for the Dow Special Meeting can contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 361-7966

E-mail: DOW@dfking.com

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and

DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC. A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers,

(iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.